UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Riverside Forest Products Limited (Registrant)

Date September 15, 2004	By:	/s/ “Michael E. Moore” (Signature)

Michael E. Moore, CFO (Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:   News Release dated September 15, 2004
EXHIBIT B:   Letter to shareholders dated September 14, 2004
EXHIBIT C:   Directors’ Circular dated September 14, 2004
EXHIBIT D:   Form of Notice of Withdrawal

EXHIBIT A

RIVERSIDE FOREST PRODUCTS BOARD FILES DIRECTORS’
CIRCULAR, RECOMMENDS SHAREHOLDERS REJECT TOLKO OFFER

Kelowna, British Columbia, September 15, 2004 — Riverside Forest Products Limited (TSX: RFP) today filed a Directors’ Circular providing shareholders with a formal recommendation on the unsolicited offer from Tolko Industries Ltd. to purchase all of the outstanding common shares of Riverside it does not already own at a price of C$29.00 per share. In the Circular, the Riverside Board unanimously recommends that shareholders reject the Tolko offer and not tender their shares.

Among the reasons cited by the Board and the Special Committee are the following:

•	The offer is priced at valuation multiples substantially below those derived from recent comparable transactions;

•	It does not reflect the value of Riverside’s current business or its growth prospects;

•	It does not reflect Riverside’s substantial cash on hand, which represents approximately C$17.88 per share;

•	It also does not reflect the potential for return of the US$88.4 million (or approximately C$8.00 per share) that Riverside has on deposit with the United States government or accrued in respect of countervailing and anti-dumping duties to August 31, 2004;

•	The offer does not recognize the substantial increase in profits (an estimated C$20 million or C$2.12 per share in annual synergies) expected from Riverside’s recent acquisition of Lignum Limited;

•	The offer represents a substantial discount to the current market price of Riverside’s shares (a 17% discount to today’s closing price).

Riverside has received opinions from each of BMO Nesbitt Burns Inc. and Bear, Stearns & Co. Inc. to the effect that the Tolko offer is inadequate from a financial point of view.

Gordon W. Steele, Riverside Chairman, President and Chief Executive Officer, said: “Riverside’s Board is aggressively pursuing value-maximizing alternatives. Numerous parties are actively reviewing the financial, operating and other information in our data room, and we have met with and given presentations to a number of interested parties. We feel that process may lead to a significantly better proposal than the Tolko offer.”

Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with over 1.0 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

Media Contact:	Longview Communications
	Josh Pekarsky	David Ryan
	(604) 694 6030	(604) 694 6031

Investor Contact:	Michael E. Moore, CFO
Riverside Forest Products Limited
(250) 861-6904

EXHIBIT B

September 14, 2004

Dear Shareholder:

Re: Unsolicited Take-Over Bid by Tolko Industries Ltd.

     You recently received an offer (the “Offer”) from Tolko Industries Ltd. to purchase all of the outstanding common shares of Riverside Forest Products Limited not already owned by Tolko at a price of C$29.00 per share. Riverside’s Board of Directors believes that the Offer, which was not solicited or negotiated by Riverside, significantly undervalues Riverside.

The Board unanimously recommends that Shareholders REJECT the Offer and
NOT TENDER their Shares to the Offer.

Any Shareholder who has already deposited Shares under the Tolko Offer should WITHDRAW their Shares.

     Riverside’s Board of Directors and a Special Committee consisting of its non-management directors, which is overseeing the process of seeking value-maximizing alternatives to the Offer, have concluded unanimously that the Offer is not adequate and that its acceptance is not in the best interests of the Company or its Shareholders. In making their recommendations, the Board and the Special Committee identified the following factors as the most relevant:

•	the Offer is priced at valuation multiples substantially below those derived from recent comparable transactions, including Canfor’s acquisition of Slocan Forest Products and West Fraser Timber’s acquisition of Weldwood;

•	the Offer does not reflect the value of Riverside’s current business or its growth prospects;

•	the Offer does not reflect Riverside’s substantial cash on hand, which represents approximately C$17.88 per share;

•	the Offer also does not reflect the potential for return of the US$88.4 million (or approximately C$8.00 per share) that Riverside has on deposit with the United States government or accrued in respect of countervailing and anti-dumping duties to August 31, 2004;

•	the Offer does not recognize the substantial increase in profits (an estimated C$20 million or C$2.12 per share in annual synergies) expected from Riverside’s recent acquisition of Lignum Limited;

•	each of BMO Nesbitt Burns Inc. and Bear Stearns & Co. Inc. has provided an opinion to the Board of Directors to the effect that the consideration offered is inadequate from a financial point of view to shareholders other than Tolko;

•	Tolko has indicated that it is able to pay materially more than C$29.00 per share to acquire Riverside’s shares;

•	because of the number of Shareholders who have indicated their intention to reject the Offer, the Offer is unable to be completed on its existing terms;

•	the Offer represents only a 23% premium over the market price of the shares on the Toronto Stock Exchange before the announcement of the Offer on August 25, 2004; premiums paid in take-over bids in the Canadian forest industry since 1998 have averaged 58% and have been as high as 122%;

•	the Offer represents a substantial discount to the current market price of Riverside’s shares;

•	Riverside’s Board is aggressively pursuing value-maximizing alternatives to the Offer. Numerous parties are actively reviewing the confidential financial, operating and other information in Riverside’s data room, and that process may lead to a significantly better proposal than the Offer;

•	Tolko held nearly 19% of the outstanding shares of Riverside before it commenced the Offer. If it obtains another 6% under the Offer, it will secure for itself the ability to block a transaction requiring a special resolution of shareholders, and could as a result frustrate the strategic process that Riverside is pursuing for the benefit of all shareholders.

     Riverside’s Board of Directors will use the time provided by Riverside’s shareholder rights plan to pursue vigorously the value-maximizing process now underway.

There is no need for you to do anything immediately, other than to withdraw your shares if you have deposited to the Tolko Offer.

The Offer is currently open until October 6, 2004, and it is possible that one or more extensions will be necessary to deal with regulatory issues.

Riverside’s Board of Directors will communicate further with you on a timely basis prior to the expiry of the Offer.

     We urge you to read the enclosed material carefully for a more detailed description of the reasons for the Board’s unanimous recommendation that the Offer be rejected.

Sincerely,

Gordon W. Steele Chairman, President and Chief Executive Officer of the Company	John R. McLernon Chairman of the Special Committee

2

EXHIBIT C

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor.

DIRECTORS’ CIRCULAR

RECOMMENDING

REJECTION

OF THE OFFER
BY

TOLKO INDUSTRIES LTD.
TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES

OF

RIVERSIDE FOREST PRODUCTS LIMITED

The Board of Directors of Riverside Forest Products Limited unanimously recommends that shareholders REJECT the Offer and NOT TENDER their common shares to the Offer.

Notice To Non-Canadian Residents

     The Offer is in respect of the securities of a Canadian issuer. While the issuer is subject to Canadian continuous disclosure requirements, shareholders should be aware that the Canadian requirements are different from those of the United States and other non-Canadian jurisdictions. Financial information included herein, if any, has been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial information provided by United States or other non-Canadian companies.

     The enforcement by non-Canadian shareholders of civil liabilities under the securities laws of the United States or other non-Canadian jurisdictions may be adversely affected by the fact that Riverside Forest Products Limited is incorporated in Canada, that all of its officers and directors are residents of Canada, and that a majority of its assets are located in Canada.

SEPTEMBER 14, 2004

TABLE OF CONTENTS

DIRECTORS’ CIRCULAR	1
DIRECTORS’ RECOMMENDATION	1
BACKGROUND TO THE OFFER	1
SPECIAL COMMITTEE	2
REASONS FOR THE RECOMMENDATION	3
NO NEED FOR IMMEDIATE ACTION	6
COMPETITION ACT AND TIMING	6
SHAREHOLDER RIGHTS PLAN	6
OWNERSHIP OF SECURITIES OF RIVERSIDE BY DIRECTORS AND OFFICERS, THEIR RESPECTIVE ASSOCIATES AND PERSONS ACTING JOINTLY WITH THE COMPANY	7
PRINCIPAL SHAREHOLDERS OF RIVERSIDE	8
INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND PRINCIPAL HOLDERS	8
TRADING IN SECURITIES OF RIVERSIDE	8
ISSUANCES OF SECURITIES OF RIVERSIDE	9
OWNERSHIP OF SECURITIES OF TOLKO	9
NO ARRANGEMENTS OR AGREEMENTS BETWEEN TOLKO AND THE DIRECTORS AND SENIOR OFFICERS OF RIVERSIDE	9
ARRANGEMENTS OR AGREEMENTS BETWEEN RIVERSIDE AND ITS DIRECTORS AND SENIOR OFFICERS	9
MATERIAL CONTRACTS	10
NO MATERIAL CHANGES	10
OTHER INFORMATION	10
STATUTORY RIGHTS	10
AVAILABILITY OF DOCUMENTS	11
FORWARD-LOOKING STATEMENTS	11
APPROVAL OF DIRECTORS’ CIRCULAR	12
CONSENT OF BMO NESBITT BURNS INC.	13
CONSENT OF BEAR, STEARNS & CO. INC.	13
CERTIFICATE	14
SCHEDULE A OPINION OF BMO NESBITT BURNS INC.	A-1
SCHEDULE B OPINION OF BEAR, STEARNS & CO. INC.	B-1

GLOSSARY

     In this Directors’ Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

“Board of Directors” or “Board” means the Board of Directors of Riverside.

“Riverside” or the “Company” means Riverside Forest Products Limited.

“Offer” or “Tolko’s Offer” means the offer made by Tolko on August 31, 2004, and which is slated to expire on October 6, 2004, to purchase all of the outstanding Shares of Riverside for $29.00 per Share in cash.

“Shareholders” or “Riverside Shareholders” means holders of Riverside Shares.

“Shares” or “Riverside Shares” or “Riverside’s Shares” means common shares in the capital of Riverside.

“Special Committee” means the special committee of the Board of Directors appointed on August 13, 2004 to review Tolko’s Offer and any alternatives that may maximize value for Shareholders.

“Tolko” means Tolko Industries Ltd.

“Tolko Circular” means the take-over bid circular dated August 31, 2004 that accompanied Tolko’s Offer.

(ii)

DIRECTORS’ CIRCULAR

     This Directors’ Circular is issued by the Board of Directors of Riverside in connection with the Offer made by Tolko on August 31, 2004 to purchase all of the outstanding common shares of Riverside at a price of $29.00 in cash per Share, upon the terms and conditions set forth in the Offer and the take-over bid circular accompanying the Offer.

     All information provided in this Directors’ Circular relating to Tolko is based on information disclosed in the Offer, the Tolko Circular or on Tolko’s website. The Board assumes no responsibility for the accuracy or completeness of such information.

     In this Directors’ Circular, words with initial capital letters are defined in the glossary at the front of this Directors’ Circular or elsewhere herein. All dollar amounts in this Directors’ Circular are expressed in Canadian dollars, unless otherwise indicated.

DIRECTORS’ RECOMMENDATION

The Board unanimously recommends that Shareholders REJECT the Offer and
NOT TENDER their Shares to the Offer.

Any Shareholder who has already deposited Shares under the Tolko Offer should
WITHDRAW their Shares.

     The Board has unanimously concluded that the consideration provided by the Offer is inadequate, from a financial point of view, to Riverside’s Shareholders. Shareholders are urged to review carefully the factors considered by the Board. See “Reasons for Recommendation” in this Directors’ Circular.

     Shareholders who have already tendered their Shares to Tolko’s Offer can withdraw them at any time until Tolko takes up and pays for them. Registered Shareholders simply need to complete the blue Notice of Withdrawal included with this Directors’ Circular and deliver, mail or fax it to Tolko’s depositary, CIBC Mellon Trust Company, in accordance with the instructions set forth in the Notice. Shareholders who hold Shares through a brokerage firm should contact their broker to withdraw the Shares on their behalf. Shareholders requiring assistance in withdrawing Shares should contact BMO Nesbitt Burns Inc. or Bear, Stearns & Co. Inc. at one of the numbers listed on the back page of this Directors’ Circular.

BACKGROUND TO THE OFFER

     On August 12, 2004, representatives of Tolko met with Gordon Steele, Riverside’s Chairman, President and Chief Executive Officer, to express Tolko’s interest in acquiring all of the Riverside Shares not already owned by it for $29.00 in cash per Share, and delivered a letter to Mr. Steele to that effect.

     In response to Tolko’s expression of interest, Riverside engaged BMO Nesbitt Burns Inc. and Bear, Stearns & Co. Inc. to assist Riverside in evaluating Tolko’s proposed offer, and appointed a Special Committee consisting of the non-management directors to oversee the process.

     Over the subsequent 12 days, Mr. Steele and George Malpass, the Chairman of the Special Committee, had a number of conversations with representatives of Tolko, in which Tolko was advised that Riverside was amenable to pursuing discussions with Tolko, but that the proposed price of $29.00 per Share undervalued Riverside too significantly to provide a basis for discussion. The same message was delivered by BMO Nesbitt Burns Inc. to Tolko’s financial advisor, RBC Capital Markets. On several occasions, Tolko’s representatives indicated that Tolko had flexibility to increase its price, but asked that Riverside provide a counter-offer. Riverside declined to do so, on the basis that any counter-offer could become a ceiling for Tolko’s or any other bid.

     On August 24, 2004, Tolko advised Riverside that unless the Board of Directors was prepared to suggest a price it regarded as representing fair value for the Shares, Tolko would announce on the following day its intention to make a take-over bid at $29.00 per Share.

     On the morning of August 25, 2004, on the instructions of the Board, Mr. Steele and Mr. Malpass again advised Allan Thorlakson, Tolko’s President and Chief Executive Officer, that Riverside would not name a price, but that if Tolko was prepared to put a realistic figure on the table as a basis for discussion, Riverside would be prepared to enter into negotiations. Mr. Thorlakson reiterated that Tolko would not bid against itself by increasing its proposed offer.

     Following that discussion, Riverside issued a press release announcing that it had received from Tolko an unsolicited expression of interest in acquiring all Riverside Shares not already owned by Tolko for $29.00 per Share and that the Riverside Board of Directors had evaluated the proposal and concluded that it significantly undervalues Riverside. Riverside’s news release also announced the engagement of BMO Nesbitt Burns Inc. and Bear, Stearns & Co. Inc. as the Company’s financial advisors, with a mandate to study strategic alternatives for maximizing value to Riverside’s Shareholders, and the formation of a Special Committee charged with overseeing the strategic review process. Later that day, Tolko issued a press release publicly announcing its intention to make an unsolicited bid for Riverside on or about August 31, 2004.

     The process of identifying and considering strategic alternatives is ongoing as of the date of this Directors’ Circular. Riverside has established a data room for the purpose of providing confidential information to third parties interested in the bidding process. Numerous parties have been granted access to the data room, and management presentations have been and continue to be held.

     Several days after announcing its bid, Tolko asked Riverside how it could gain access to the data room. Tolko was advised by BMO Nesbitt Burns Inc. that it would not be given access to the data room without signing a confidentiality and standstill agreement, as had been required of all other interested parties, and moreover, that since the Board had already determined that a proposed price of $29.00 per Share was too low to form the basis for a discussion regarding the sale of the Company, it was also too low to merit access to the Company’s confidential information.

SPECIAL COMMITTEE

     On August 13, 2004, the Board of Directors established a committee of the Board to consider and report to the Board on the appropriate response to the expression of interest by Tolko. The mandate of the Special Committee, to review the Offer and any strategic alternatives that may maximize value for Shareholders and to oversee the process for the development and consideration of those alternatives, was formally confirmed by the Board on September 1, 2004, following the actual commencement of the Offer by Tolko.

     The original members of the Special Committee were George L. Malpass (Chair), Hamish C. Cameron, Q.C. and John F. Ellett. After Riverside’s announcement that it had decided to commence a strategic process to maximize shareholder value, it became apparent that International Forest Products Limited was interested in exploring the potential for a transaction involving Riverside. In order to avoid a conflict between his duties as a director of Riverside and as a director of International Forest Products Limited, Mr. Malpass resigned from the boards of directors of both companies. On September 8, 2004, John R. McLernon was appointed as a director of Riverside, and as Chair of the Special Committee, to fill the vacancy in those positions left by Mr. Malpass’s resignation.

     The Special Committee has retained CIBC World Markets as its independent financial counsel and Getz Prince Wells as its independent legal counsel.

     The Special Committee has met numerous times to review the progress being made in evaluating the Offer and exploring alternatives to the Offer.

     At a meeting on September 14, 2004, the Board received detailed presentations from Riverside’s financial and legal advisors and from senior management of Riverside regarding the Offer. As part of these presentations, the Board received from BMO Nesbitt Burns Inc. and Bear, Stearns & Co. Inc. the inadequacy opinions attached as Schedules A and B, respectively, to this Directors’ Circular. The Special Committee then met separately with its legal and financial advisors. On the basis of the information and advice received from the Company’s and the Special Committee’s advisors and the other factors described below, the Special Committee unanimously concluded that the Offer is inadequate and that the acceptance of the Offer is not in the best interests of the Company or its Shareholders. The Special Committee resolved unanimously to recommend to the Board that it recommend to Shareholders that they reject the Offer and not tender their Shares to the Offer.

REASONS FOR THE RECOMMENDATION

     The Board of Directors and the Special Committee have carefully considered all aspects of the Offer and have received the benefit of advice from their financial and legal advisors. The Board of Directors and the Special Committee have concluded unanimously that the Offer is inadequate and that its acceptance is not in the best interests of the Company or its Shareholders. In making their recommendations, the Board and the Special Committee identified the following factors as the most relevant:

1.	The Offer Does Not Reflect the Value of Riverside

The Offer does not reflect the value of Riverside for the following reasons:

(a)	The Offer is priced at valuation multiples substantially below those derived from comparable transactions.

Riverside’s Shareholders would not receive adequate compensation under the Offer because Tolko has not offered to pay a price consistent with multiples derived from recent comparable transactions, including Canfor Corporation’s acquisition of Slocan Forest Products Ltd. and West Fraser Timber Co. Ltd.’s acquisition of Weldwood of Canada Limited. Riverside has compared the Offer with customary financial benchmarks observed in recent transactions, including purchase price as a multiple of EBITDA and earnings. The following chart illustrates that Tolko is seeking to acquire Riverside at valuation multiples substantially below those derived from those transactions.

Recent Transactions in the Sector

				LTM (1)
			Purchase	Enterprise Value/	Price/
Announcement Date	Target	Acquiror/Bidder	Price	EBITDA	Earnings
			(C$ millions)
July 2004	Weldwood	West Fraser	$1,260	5.2 x	9.6 x
Nov. 2003	Slocan	Canfor	$628	8.2	14.3
Aug. 2004	Riverside	Tolko	$340	2.7 x (2)	4.8 x (2)

1.	Last twelve months (“LTM”) EBITDA and earnings multiples are based on figures reported at the transaction announcement dates.
2.	Last twelve months (“LTM”) as at June 30, 2004.

(b)	The Offer does not reflect Riverside’s business or growth prospects.

The Offer does not recognize the value of Riverside’s current business or its growth prospects. On September 14, 2004, the Company released its unaudited consolidated financial statements as at August 31, 2004 and for the 11-month period then ended. The financial performance of the Company has improved significantly. Riverside experienced net earnings for the 11 months ended August 31, 2004 of $69.3 million or $7.63 per share, compared to a net loss of $1.3 million or $0.15 per share for the year ended September 30, 2003.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the 11 months ended August 31, 2004 are $141.8 million, compared to $17.3 million for the year ended September 30, 2003. The Company’s management expects demand to remain strong throughout 2005 as a result of the low interest-rate environment, the continued strength in the housing market, the improving labour markets, and the expected positive resolution of the softwood lumber dispute with the United States. For more detail on the Company’s 11-month results, see its September 14, 2004 press release, a copy of which is available on www.sedar.com.

(c)	The Offer does not reflect Riverside’s substantial cash on hand.

As stated in its unaudited financial statements for the 11-month period ended August 31, 2004, as of August 31, 2004 Riverside had $168.7 million ($17.88 per Share) in cash. Taking that factor into account, if Tolko were to acquire all of the Shares not already owned by it for $29.00 per Share, it would effectively have paid an amount, net of cash, of only $7.02 per Share ($53.9 million in the aggregate) to acquire the Company.

(d)	The Offer also does not reflect the potential for return of the US$88.4 million Riverside has on deposit with the United States government or accrued for payment of duties.

Riverside has deposited with the United States Department of Commerce a total of US$84.5 million and accrued a further US$3.9 million in respect of countervailing and anti-dumping duties on softwood lumber exports from May 22, 2002 to August 31, 2004. Although it remains unclear if, when and to what extent countervailing and anti-dumping duties on deposit in the United States will be returned to Canadian lumber exporters, the August 31, 2004 decision of a North American Free Trade Agreement dispute resolution panel provides significant hope that Riverside and other exporters can expect to have some or all of such duties returned. The NAFTA panel ruled that the American claim against Canada has no merit, dismissing for the third time the argument that Canadian softwood lumber exports threaten the well-being of United States producers, and ordered that the U.S. International Trade Commission issue a determination conforming with that ruling by September 9, 2004. The U.S. International Trade Commission has complied with that order.

The refund of all of the duties paid by Riverside between May 22, 2002 and August 31, 2004 would amount to an after-tax refund of $8.00 per Share at an exchange rate of $1.313 per US$1.00. Since it now seems likely that the duties will be refunded in whole or in part, it is reasonable to take the potential for that refund into account in valuing the Company. Tolko’s Offer does not share with any of Riverside’s other Shareholders the value attributable to the potential for refund of all or a part of the duties paid.

(e)	The Offer does not recognize the substantial increase in profits expected from Riverside’s recent acquisition of Lignum.

Riverside management expects to realize approximately $20 million in annual synergies over the next several years as a result of the acquisition in March 2004 of Lignum Limited. None of those synergies are reflected in Riverside’s historical financial statements prior to June 30, 2004.

2.	The Offer is Financially Inadequate

     The Board of Directors received from each of BMO Nesbitt Burns Inc. and Bear, Stearns & Co. Inc. written opinions dated September 14, 2004 to the effect that, as of such date and based upon and subject to the matters stated in their respective opinions, the consideration being offered to the Riverside Shareholders under the Offer is inadequate from a financial point of view to Shareholders other than Tolko. A copy of each of these opinions is attached to this Directors’ Circular as Schedules A and B, respectively. The Board of Directors recommends that these opinions be read in their entirety. The Board of Directors unanimously concurs with the views of BMO Nesbitt Burns Inc. and Bear, Stearns & Co. Inc., has authorized the inclusion of their opinions in this Directors’ Circular, and adopts their views as one of the reasons for its recommendation that the Offer be rejected.

3.	Tolko Has Indicated that it is Able to Pay More

     On a number of occasions since Tolko first expressed interest in acquiring Riverside, Tolko has indicated that it is able to pay materially more than the offered price of $29.00 per Share, and would be willing to do so if necessary. That is not surprising, given the significant value of Riverside’s current business and growth prospects, as more fully described above.

4.	Tolko’s Offer Unable to be Completed on its Existing Terms

     The Offer is conditional upon there being tendered to the Offer that number of Shares which, when combined with the Shares now held by Tolko and its affiliates, represents not less than 75% of the outstanding Shares of Riverside. The directors and senior officers of the Company, who together own or control approximately 28.5% of the Shares, have advised the Board of Directors that they do not intend to tender their Shares to the Offer. Accordingly, the Offer is unable to be completed on its existing terms unless that condition is waived.

5.	Insufficient Premium

     The Offer represents only a 23% premium over the market price of the Shares on the Toronto Stock Exchange before the announcement of the Offer on August 25, 2004. Premiums paid in take-over bids in the Canadian forest industry since 1998 have averaged 58% and have been as high as 122%.

6.	Trading Price of Riverside’s Shares Has Consistently Been Greater than the Offer

     The Offer represents a substantial discount to the current market price of the Shares. Since the announcement of the Offer, the Shares have closed between $30.70 and $33.70, exceeding the Offer price by a significant margin.

7.	Riverside’s Board is Aggressively Pursuing Value-Maximizing Alternatives

     Riverside has established a data room for the purpose of providing financial, operating and other relevant confidential information to interested parties, and numerous parties are actively reviewing that information. Prior to gaining access to the data room, all parties have been required to sign confidentiality and standstill agreements. In addition, Riverside’s management and financial advisors have met with and given presentations to a number of interested parties. While there can be no assurances, the Company’s aggressive pursuit of strategic alternatives may lead to a significantly better proposal than the Tolko Offer. The process is ongoing, and the Board will communicate further with Shareholders on a timely basis prior to the expiry of the Offer.

     In the Tolko Circular, Tolko discloses that, at the date of its Offer, it held approximately 18.63% of the outstanding Shares of Riverside. If Tolko were to obtain under the Offer just another 6.4% of the Shares, it would secure for itself, with just over 25% of the outstanding Shares, the ability to block a fundamental transaction requiring a special resolution of Shareholders, and could as a result frustrate the value-maximizing process that Riverside is pursuing for the benefit of all Shareholders. To prevent Tolko from securing a veto over a potential transaction with another acquirer that would deliver higher value to Shareholders than the Tolko Offer, Shareholders are urged not to tender any Shares to the Offer, and to withdraw any Shares already tendered.

8.	Tolko’s Offer is Highly Conditional

     The Offer is highly conditional for the benefit of Tolko. In total, there are 16 conditions, many of them multi-part, which must be satisfied or waived by Tolko before it is obligated to take up and pay for any Shares deposited under the Offer. A number of these conditions provide a broad discretion in favour of Tolko to determine, in its sole judgment, whether it is advisable for it to proceed with the Offer and to take up and pay for Shares deposited. Some of the conditions are not subject to any materiality thresholds or other objective criteria, and several of them are outside the control of Riverside. Taken together, the Offer conditions effectively provide Tolko with an option either to acquire control of Riverside, if sufficient Shares are deposited, or to walk away.

NO NEED FOR IMMEDIATE ACTION

     There is no need for Riverside Shareholders to do anything immediately. The Offer is currently open until October 6, 2004, and it is entirely possible that one or more extensions will be necessary to deal with regulatory issues. Riverside’s Board of Directors intends to communicate further with Shareholders on a timely basis prior to the expiry of the Offer.

     If you have already tendered Shares to the Offer, you should withdraw them. See “Directors’ Recommendation”.

COMPETITION ACT AND TIMING

     The Competition Act (Canada) requires pre-merger notification of certain transactions that exceed defined financial and voting interest thresholds. The Offer is such a transaction.

     On August 26, 2004, Tolko notified the Commissioner of Competition of the Offer by filing a short-form pre-merger notification. On the same day, the Commissioner of Competition notified Riverside that it had received Tolko’s short-form filing, and that Riverside was required to file its short-form pre-merger notification by September 7, 2004. Riverside has complied with that requirement.

     On September 8, 2004, the Commissioner of Competition notified Riverside that on September 7, 2004, it had received from Tolko a long-form pre-merger notification filing in respect of the Offer, and that Riverside is required to file its long-form pre-merger notification by September 28, 2004.

     Under the Competition Act, the applicable waiting period must expire or be waived by the Commissioner of Competition before Tolko may take up and pay for any Shares tendered to the Offer that would bring Tolko’s interest in Riverside above the 20% notification threshold. In this case, the Commissioner of Competition has advised that the applicable waiting period is 42 days from Tolko’s September 7, 2004 long-form filing date, which is October 19, 2004, well after the Offer is slated to expire.

     It is a condition of the Offer that all applicable waiting periods under the Competition Act have expired or been waived and that the Commissioner of Competition shall have issued a “no action” letter or an advance ruling certificate in respect of the Offer. Whether the Commissioner of Competition will issue a “no action” letter or an advance ruling certificate in respect of a proposed transaction and the timeframe and possible terms for the issuance of such a letter or certificate depends upon the facts and circumstances relevant to each request.

SHAREHOLDER RIGHTS PLAN

     A shareholder rights plan (the “Rights Plan”) was originally adopted by Riverside on July 20, 1999. The Rights Plan was not proposed or implemented in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over, but simply as a precautionary measure, to ensure that in the event an unsolicited take-over bid was made for Riverside’s Shares, the Board of Directors would have the ability to pursue alternatives designed to provide Shareholders with full and fair value for their Shares. The Rights Plan was approved by Riverside’s Shareholders on January 24, 2000 and re-affirmed in accordance with the terms of the Rights Plan on January 20, 2003. The Rights Plan is available upon request to the Secretary of the Company and on www.sedar.com.

     By permitting all Shareholders other than an unsolicited bidder to purchase Shares at a discount, the Rights Plan is intended to encourage a person interested in acquiring more than 20% of the Company’s outstanding Shares to do so by way of a Permitted Bid (as defined in the Rights Plan) or otherwise to make a take-over bid that the Board of Directors considers to represent the full value of the Shares. A Permitted Bid is one which meets certain established standards of fairness, including a requirement that it remain open for at least 60 days.

     Tolko has chosen not to make a Permitted Bid, and to leave the Offer open for acceptance only for the 35-day minimum period stipulated by securities legislation. The effect of Tolko’s choice is to restrict the time during which the Board of Directors may inform additional potential buyers, investors or other interested parties of Riverside’s prospects and develop potentially superior bids or other transactions for the benefit of Riverside’s Shareholders.

     Tolko has in effect made the Offer conditional on the Rights Plan or its effects being terminated through, for example, a resolution of the Board to redeem all Rights or a waiver by the Board of the application of the Rights Plan to the purchase of the Shares by Tolko.

     Riverside’s Board of Directors believes that the Rights Plan is an important instrument to allow it sufficient time to pursue alternatives that may lead to a higher offer for its Shares. The Board intends to use the Rights Plan only to advance the interests of Shareholders in their capacity as shareholders, and has embarked on a process intended to maximize value for the Shareholders. (See “Reasons for Recommendation — Riverside’s Board is Aggressively Pursuing Value-Maximizing Alternatives”.)

     On September 3, 2004, the Board of Directors resolved to defer the Separation Time (as defined in the Rights Plan) until such later date as may be determined by the Board. The effect of that decision is that the Rights Plan remains in place, but that its operation is not triggered automatically 10 trading days after the announcement of Tolko’s intention to make the Offer, as would otherwise be the case.

OWNERSHIP OF SECURITIES OF RIVERSIDE BY DIRECTORS AND OFFICERS, THEIR
RESPECTIVE ASSOCIATES AND PERSONS ACTING JOINTLY WITH THE COMPANY

     The names of the directors and senior officers of Riverside, the positions held by them with Riverside and the number and percentage of the outstanding Shares (being the only outstanding class of securities of Riverside) beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them, are as follows:

Name	Position Held	Number of Shares		% of Shares
Gordon W. Steele	Director, Chairman, President and Chief Executive Officer	1,344,672	(1)	14.2%
Gerald E. Raboch	Director, Chief Operating Officer and Assistant Secretary	681,328	(2)	7.2%
John F. Ellett	Director	5,000		–	(3)
Hamish C. Cameron	Director	300		–	(3)
John C. Kerr	Director and Vice-Chair	630,994	(4)	6.7%
Morris J. Douglas	Vice President, Panel Products and Export Sales	1,475		–	(3)
Michael E. Moore	Secretary/Treasurer and Chief Financial Officer	1,300		–	(3)
Conrad Pinette	Executive Vice-President	25,000		–	(3)

	All directors and senior officers as a group	2,690,069		28.5%

(1)	All of which are registered in the name of W.H. Steele Lumber Co. Ltd.
(2)	671,328 of which are registered in the name of W.H. Steele Lumber Co. Ltd.
(3)	Less than 1%.
(4)	All of which are registered in the name of Leslie J. Kerr Ltd.

     The Board, having made reasonable enquiry, knows of no associate of a director or senior officer of Riverside, nor any person acting jointly or in concert with the Company, that beneficially owns, directly or indirectly, or exercises control or direction over any of the Shares.

PRINCIPAL SHAREHOLDERS OF RIVERSIDE

     The Board, having made reasonable enquiry, knows of no person who beneficially owns, or exercises control or direction over, more than 10% of the outstanding Shares (being the only outstanding class of securities of Riverside) except as set forth in the following table (each, a “Principal Holder”).

Name	Number of Shares	% of Shares
W.H. Steele Lumber Co. Ltd.	2,016,000	21.3%
Van Berkom and Associates Inc.	1,137,205	12.0%
FMR Corp. on behalf of its direct subsidiary, Fidelity Management & Research Company	1,297,100	13.7%
Tolko Industries Ltd.	1,758,000	18.6%

     W.H. Steele Lumber Co. Ltd is beneficially owned, directly and indirectly, as to approximately 66.7% by Gordon Steele and his family, and as to approximately 33.3% by Gerald Raboch and his family.

INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND PRINCIPAL HOLDERS

     Each of the directors and senior officers of Riverside has indicated that he does not intend to accept the Offer in respect of any of the Shares beneficially owned, directly or indirectly, by him or over which he exercises control or direction. The Board has no knowledge, after reasonable enquiry, as to whether any of the Principal Holders has accepted or intends to accept the Offer, except that W.H. Steele Lumber Co. Ltd. has advised the Board that it does not intend to accept the Offer in respect of any of the Shares owned by it. Leslie J. Kerr Ltd., which holds 6.7% of the outstanding Shares, has also advised the Board that it does not intend to accept the Offer in respect of any of the Shares owned by it.

TRADING IN SECURITIES OF RIVERSIDE

     None of Riverside or any director or senior officer of Riverside and, to the knowledge of the Board, having made reasonable enquiry, no associate of a director or senior officer of Riverside, no person holding more than 10% of the outstanding securities of any class of equity securities of Riverside, and no person acting jointly or in concert with Riverside, has traded in Shares during the six-month period preceding the date hereof, except as set forth in the following table or listed under the heading “Issuances of Securities of Riverside” below.

	Relationship to			Number of	Price per
Name	Riverside	Nature of Trade	Date of Trade	Shares	Share
Pinette, Conrad	Senior officer	Acquisition	2004-04-05	5,000	$19.3490
Pinette, Conrad	Senior officer	Acquisition	2004-05-13	1,900	$20.0000
Pinette, Conrad	Senior officer	Acquisition	2004-05-13	7,700	$20.0000
Pinette, Conrad	Senior officer	Acquisition	2004-05-13	7,100	$20.0000
Pinette, Conrad	Senior officer	Acquisition	2004-06-03	3,300	$20.0000

ISSUANCES OF SECURITIES OF RIVERSIDE

     No Shares have been issued to the directors or senior officers of Riverside during the two-year period preceding the date hereof, other than 630,994 Shares having an aggregate purchase price of $10 million issued on March 31, 2004 to Leslie J. Kerr Ltd., a company controlled by John C. Kerr, director and Vice-Chair of Riverside, on the closing of Riverside’s acquisition of Lignum Limited from Leslie J. Kerr Ltd.

     No options to acquire Shares have ever been granted pursuant to Riverside’s Stock Option Plan.

OWNERSHIP OF SECURITIES OF TOLKO

     Tolko is a privately-held company. None of Riverside or any director or senior officer of Riverside and, to the knowledge of the Board, having made reasonable enquiry, no associate of a director or senior officer of Riverside, no person holding more than 10% of the outstanding securities of any class of equity securities of Riverside, and no person acting jointly or in concert with Riverside, beneficially owns, directly or indirectly, or exercises control or direction over, any securities of Tolko.

NO ARRANGEMENTS OR AGREEMENTS BETWEEN TOLKO AND
THE DIRECTORS AND SENIOR OFFICERS OF RIVERSIDE

     To the knowledge of the Board, having made reasonable enquiry, no arrangement, agreement, commitment or understanding has been made, or is proposed to be made, between Tolko and any of the directors or senior officers of Riverside relating to any matter, including, without limitation, in respect of any payment or other benefit to be made or given by way of compensation for loss of office or as to such director’s or officer’s remaining in or retiring from office if the Offer is successful.

     None of the directors or senior officers of Riverside is a director or senior officer of Tolko or any of its subsidiaries.

ARRANGEMENTS OR AGREEMENTS BETWEEN RIVERSIDE
AND ITS DIRECTORS AND SENIOR OFFICERS

     Except as disclosed in this Directors’ Circular, no arrangement, agreement, commitment or understanding has been made, or is proposed to be made, between Riverside and any of its directors or senior officers in respect of any payment or other benefit to be made or given by way of compensation for loss of office or as to such director’s or officer’s remaining in or retiring from office if the Offer is successful.

     Riverside has in place with four members of its senior management agreements providing for lump-sum payments in lieu of any other severance entitlements that might be available to them in the event of a termination of their employment in connection with a change of control of Riverside. These agreements are intended to ensure continuity of management and commitment to Riverside in the event that a proposal is made to obtain control of Riverside. Three of these agreements have been in place since 2000. The fourth was entered into with John C. Kerr in connection with Riverside’s acquisition of Lignum Limited in early 2004.

     For the purposes of all four agreements, a “change of control” occurs (i) when a person or group of persons acting in concert becomes the beneficial owner of more than 50% of the Shares; (ii) on the amalgamation of Riverside, unless more than 50% of the shares of the amalgamated company are held by persons who were Riverside Shareholders before the amalgamation; (iii) on the sale or other disposition of beneficial ownership of all or substantially all the undertaking of the Company over a period of one year or less; or (iv) when the incumbent directors (including any new director approved by at least two-thirds of the incumbent directors) cease for any reason to constitute at least 50% of the Board.

     A “change of control” under Mr. Kerr’s severance agreement also occurs if Gordon Steele ceases to be a director of Riverside and a nominee endorsed by W.H. Steele Lumber Co. Ltd. is not appointed to the Board within three months thereafter, provided that no “change of control” will occur in connection with a going-private transaction pursuant to which W.H. Steele Lumber Co. Ltd. remains a significant shareholder of Riverside.

     The change of control termination benefits under all four agreements are triggered by dismissal or constructive dismissal by the Company of the subject officer (except for cause) within 12 months after a change of control or by his resignation within six months after a change of control.

     The agreements provide that the officers are entitled to receive a cash lump sum payment equal to the aggregate of two times, for one of the officers, and three times, for three of the officers, the individual’s annual base salary (at the highest rate in effect during the preceding 12 months) and average annual bonus (calculated as the average bonus paid by Riverside in the preceding three years, expressed as a percentage of base salary and multiplied by the highest base salary in effect during the preceding 12 months), plus an amount in lieu of bonus for the year of termination, and to have such period credited as service under the Company’s pension plans. Most benefits and perquisites are continued until the end of the severance period. In addition, under retiring allowance agreements between Riverside and four of its executive officers, where the entitlement to a retiring allowance arises from termination of employment following a change of control, the executive may require that the supplementary pension benefits otherwise payable on a monthly basis be converted to a lump sum payable at termination.

MATERIAL CONTRACTS

     None of the directors or senior officers of Riverside or their respective associates or, to the knowledge of such directors and officers after reasonable enquiry, any person that owns, directly or indirectly, more than 10% of the outstanding securities of any class of equity securities of Riverside, has any interest in any material contract to which Tolko is a party.

NO MATERIAL CHANGES

     Except as publicly disclosed or as referred to in this Directors’ Circular, the directors and senior officers of Riverside are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Riverside since September 14, 2004, being the date on which Riverside published its most recent unaudited interim consolidated financial statements, reflecting the 11-month period ended August 31, 2004.

OTHER INFORMATION

     Except as disclosed in this Directors’ Circular, there is no information that is known to the Board that would reasonably be expected to affect the decision of the Riverside Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides holders of securities of Riverside with, in addition to any other rights they may have at law, rights of rescission or to damages or both if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. Such rights must, however, be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their respective provinces and territories for particulars of those rights or consult their respective lawyers. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

AVAILABILITY OF DOCUMENTS

     Riverside is a reporting issuer or equivalent in all provinces of Canada and files its continuous disclosure documents and other documents with the Canadian provincial securities authorities. Riverside’s continuous disclosure documents are available at www.sedar.com.

FORWARD-LOOKING STATEMENTS

     This Directors’ Circular contains “forward-looking statements”. All statements, other than statements of historical fact, included in this Directors’ Circular that address activities, events or developments that the Board or Riverside’s management expects or anticipates will or may occur in the future, including in particular statements about Riverside’s plans, strategies, and prospects, are forward-looking statements. These forward-looking statements are based on the Board’s and management’s current expectations and projections about future events, including current expectations regarding:

•	the future demand for, and sales volumes of, Riverside’s products;

•	future production volumes, synergies, efficiencies and operating costs;

•	increases or decreases in the prices of Riverside’s products;

•	Riverside’s future stability and growth prospects;

•	Riverside’s business strategies, the measures to implement those strategies and the benefits to be derived therefrom;

•	Riverside’s future profitability and capital needs, including capital expenditures; and

•	the outlook for and other future developments in Riverside’s affairs and in the forest products industry.

     These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe Riverside’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Some of these risks, uncertainties and other factors include:

•	the cyclical nature of Riverside’s business and the effect of market factors on Riverside’s results of operations;

•	the effects on Riverside’s net revenue and profitability of duties imposed by the United States on Canadian softwood lumber imports;

•	the effects of intense global competition;

•	the risk that Riverside may not have the capital required to maintain or grow its operations;

•	Riverside’s exposure to currency exchange risk;

•	the availability of adequate fiber supply or an increase in the costs of fiber;

•	the effects of natural events on Riverside’s ability to harvest fiber;

•	the impact of changes in environmental and other governmental regulations;

•	the delay, restriction or non-renewal of environmental or other regulatory permits;

•	the risks associated with the integration of acquired businesses; and

•	operational risks and the lack of insurance for some of those risks.

     Although the Board and management believe that their plans, intentions, projections and expectations reflected in, or suggested by, these forward-looking statements are reasonable, in light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Directors’ Circular may not occur. These factors and the other risk factors described in this Directors’ Circular are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any forward-looking statement. Other unknown or unpredictable factors could also harm Riverside’s future results. Given these uncertainties, Shareholders are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Directors’ Circular are made only as of the date of this Directors’ Circular. Riverside does not intend, and does not assume any obligation, to update these forward-looking statements, except as may be required by law.

APPROVAL OF DIRECTORS’ CIRCULAR

     The contents of this Directors’ Circular and the delivery hereof have been approved and authorized by the Board of Directors of Riverside.

CONSENT OF BMO NESBITT BURNS INC.

     We hereby consent to the inclusion of our opinion letter dated September 14, 2004 to the Board of Directors of Riverside Forest Products Limited as Schedule A to the Directors’ Circular of the Company dated September 14, 2004 and all references thereto contained in such Directors’ Circular.

(Signed) BMO NESBITT BURNS INC.

CONSENT OF BEAR, STEARNS & CO. INC.

     We hereby consent to the inclusion of our opinion letter dated September 14, 2004 to the Board of Directors of Riverside Forest Products Limited as Schedule B to the Directors’ Circular of the Company dated September 14, 2004 and all references thereto contained in such Directors’ Circular.

(Signed) BEAR, STEARNS & CO. INC.

CERTIFICATE

     September 14, 2004

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Shares subject to the Offer within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

(Signed)	Gordon W. Steele,	(Signed)	John R. McLernon
	Chairman, President and		Director
Chief Executive Officer

SCHEDULE A

OPINION OF BMO NESBITT BURNS INC.

A-1

Investment & Corporate Banking 885 West Georgia St. Suite 1800 Vancouver, BC V6C 3E8 Tel.: (604) 685-5181 Fax: (604) 443-1408

September 14, 2004

The Board of Directors
RIVERSIDE FOREST PRODUCTS LIMITED
820 Guy Street
Kelowna, British Columbia V1Y 7R5

To the Board of Directors:

We understand that Tolko Industries Ltd. (“Tolko”) has made an offer (the “Offer”) to purchase all the issued and outstanding common shares and associated rights of Riverside Forest Products Limited (“Riverside”) that it does not already own, including common shares and associated rights that may become outstanding upon the exercise of outstanding options or rights. The consideration offered pursuant to the Offer is C$29.00 per share in cash. Detailed terms and conditions, and other matters relating to the Offer are set forth in the offer and take-over bid circular of Tolko dated August 31, 2004 (the “Take-Over Bid Circular”).

BMO Nesbitt Burns Inc. (together with its affiliates, “BMO Nesbitt Burns”) has been retained to provide financial advice to Riverside and its Board of Directors, including our opinion (the “Opinion”) as to the adequacy or inadequacy, from a financial point of view, of the consideration offered pursuant to the Offer to the shareholders of Riverside other than Tolko and its affiliates (as such term is defined in the Securities Act (British Columbia)).

Credentials of BMO Nesbitt Burns

BMO Nesbitt Burns is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion expressed herein is the opinion of BMO Nesbitt Burns, the form and content of which have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a)	the Take-Over Bid Circular;

b)	the most recent draft of the Riverside Directors’ Circular dated September 14, 2004 (the “Draft Directors’ Circular);

c)	the annual reports to shareholders of Riverside for three fiscal years ended September 30, 2001, 2002 and 2003;

d)	the unaudited interim report to shareholders of Riverside for the nine months ended June 30, 2004;

e)	the proxy circulars and annual information forms of Riverside for the three fiscal years ended September 30, 2001, 2002 and 2003;

f)	the business plan and financial forecast for the fiscal years ended September 30, 2004 and 2005 developed and provided by Riverside management;

g)	the normalized financial forecast developed and provided by Riverside management;

h)	the registration statement and prospectus in connection with the US$150 million senior note offering by Riverside, as filed with the United States Securities and Exchange Commission on June 23, 2004;

i)	certain other internal information prepared and provided to us by Riverside management, concerning the business, operations, assets, liabilities and prospects of Riverside;

j)	discussions with Riverside management concerning Riverside’s current business plan, its financial condition, its future business prospects, and potential alternatives to the Offer;

k)	public information relating to the business, financial condition and trading history of Riverside and other selected public companies we considered relevant;

l)	information with respect to selected precedent transactions we considered relevant;

m)	a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of Riverside; and

n)	such other information, investigations, analyses and discussions (including discussions with senior management, Riverside’s auditors and legal counsel, and other third parties) as we considered necessary or appropriate in the circumstances.

BMO Nesbitt Burns has not, to the best of its knowledge, been denied access by Riverside to any information under its control requested by BMO Nesbitt Burns.

Assumptions and Limitations

Our opinion is subject to the assumptions, explanations and limitations set forth below.

2

We have not been asked to prepare and have not prepared a valuation of Riverside or any of its securities or assets and our opinion should not be construed as such.

With the Board of Directors’ approval and agreement, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including the Offer, or provided to us by Riverside and its advisors or otherwise obtained pursuant to our engagement, including the Directors’ Circular, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness or accuracy of any such information, data, advice, opinions and representations.

We have been engaged as financial adviser to Riverside in connection with the Offer and will be paid a fee for our services. We will also receive a fee upon delivery of this opinion. In addition, BMO Nesbitt Burns is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Riverside in certain circumstances.

With respect to budgets, financial forecasts, projections or estimates provided to BMO Nesbitt Burns and used in its analyses, BMO Nesbitt Burns notes that projecting future results of any company is inherently subject to uncertainty. BMO Nesbitt Burns has assumed, however, that such budgets, financial forecasts, projections and estimates were prepared using the assumptions identified therein, which, in the opinion of Riverside, are (or were at the time and continue to be) reasonable in the circumstances.

Senior officers of Riverside have represented to BMO Nesbitt Burns in a certificate delivered as of the date hereof, among other things, that (i) the information, data and other material (financial and otherwise) (the “Information”) provided orally by, or in the presence of, an officer or employee of Riverside or in writing by Riverside or any of its subsidiaries (as such term is defined in the Securities Act (British Columbia)) or their respective agents to BMO Nesbitt Burns relating to Riverside, any of its subsidiaries, the Offer or any other transaction for the purpose of preparing the Opinion was, at the date such Information was provided to BMO Nesbitt Burns, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Riverside, its subsidiaries, the Offer or any other transaction and did not and does not omit to state a material fact in respect of Riverside, its subsidiaries, the Offer or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which such Information was provided or any statement was made; and that (ii) since the dates on which such Information was provided to BMO Nesbitt Burns, except as disclosed in writing to BMO Nesbitt Burns, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Riverside or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, BMO Nesbitt Burns has made several assumptions, including that all of the conditions required to implement the Offer will be met and that the disclosure provided or

3

incorporated by reference in the Take-Over Bid Circular and Draft Directors’ Circular with respect to Riverside and its subsidiaries and affiliates and the Offer is accurate in all material respects.

Our Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Riverside as they are reflected in the Information and as they were represented to us in our discussions with the management of Riverside. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Nesbitt Burns and any party involved in the Offer.

This Opinion is provided to the Board of Directors of Riverside for its use only and may not be relied upon by any other person. BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw the Opinion.

The preparation of an inadequacy opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO Nesbitt Burns believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety and should not be construed as a recommendation to any shareholder as to whether to tender their common shares to Tolko under the Offer.

Opinion

Based upon and subject to the foregoing, it is our opinion, as of the date hereof that the consideration offered pursuant to the Offer is inadequate from a financial point of view to the shareholders of Riverside other than Tolko.

Yours truly,

BMO NESBITT BURNS INC.

4

SCHEDULE B

OPINION OF BEAR, STEARNS & CO. INC.

B-1

Bear, Stearns & Co. Inc. 383 Madison Avenue New York, NY 10179 Tel (212) 272-2000 www.bearstearns.com

September 14, 2004

The Board of Directors
Riverside Forest Products Limited
820 Guy Street
Kelowna, B.C.
Canada, V1Y 7R5

Gentlemen:

We understand that Tolko Industries Ltd. (“Tolko”) has made an offer (the “Offer”) to acquire all of the outstanding common shares and associated rights of Riverside Forest Products Limited (“Riverside”) not currently held by Tolko for C$29.00 per share in cash (the “Proposed Purchase Price”), upon the terms and conditions described in Tolko’s offer and take-over bid circular dated August 31, 2004 (the “Tolko Circular”).

You have asked us to render our opinion as to whether the Proposed Purchase Price is adequate, from a financial point of view, to the shareholders of Riverside (the “Shareholders”) other than Tolko and its affiliates.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed the Tolko Circular and a draft of the directors’ circular of the Board of Directors of Riverside (the “Directors’ Circular”) in substantially the form expected to be filed on or about September 15, 2004;

•	reviewed Riverside’s proxy circular, annual information form and annual report to Shareholders for 2001, 2002 and 2003 and its interim financial reports for the periods ended December 31, 2003, March 31, 2004 and June 30, 2004;

•	reviewed the registration statement filed with the United States Securities and Exchange Commission in respect of Riverside’s US$150 million senior note offering;

•	reviewed certain operating and financial information relating to Riverside’s business and prospects, including financial reports for the period ended August 31, 2004 and projections for the six years ended September 30, 2009, all as prepared and provided to us by Riverside’s management;

•	met with certain members of Riverside’s senior management to discuss Riverside’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volume of the common shares of Riverside;

ATLANTA | BEIJING | BOSTON | CHICAGO | DALLAS | DENVER | DUBLIN | HERZLIYA | HONG KONG | LONDON
LOS ANGELES | LUGANO | MILAN | NEW YORK | SAN FRANCISCO | SAN JUAN | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Riverside;

•	reviewed publicly available estimates published by industry research analysts of the expected future operating and financial performance of Riverside and companies which we have deemed generally comparable to Riverside for the year ended September 30, 2005, and publicly available estimates by industry research analysts of expected forest product market prices for 2006-2009;

•	performed discounted cash flow analyses based on the projections for Riverside furnished to us;

•	reviewed the terms of recent mergers and acquisitions of companies in the forest products industry; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by Riverside, including, without limitation, the projections, and the other information obtained by us from public sources. With respect to Riverside’s projected financial results, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Riverside as to the expected future financial performance of Riverside, and in arriving at our opinion we relied on the written representation to Bear Stearns by the senior officers of Riverside in a certificate delivered as of the date hereof that, among other things, (i) the information provided by Riverside to Bear Stearns for the purpose of preparing this opinion is complete, true and correct in all material respects, and that such information does not contain any untrue statement of material fact and does not omit to state a material fact necessary to make it not misleading in light of the circumstances, and (ii) since the dates on which such information was provided to Bear Stearns, except as disclosed in writing to Bear Stearns, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Riverside or any of its subsidiaries and no material change has occurred in such information which would have or which would reasonably be expected to have a material effect on this opinion. We have not assumed any responsibility for the independent verification of any of the foregoing information or of the projections provided to us.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Riverside, nor have we been furnished with any such appraisals.

We have acted as a financial advisor to Riverside in connection with the Offer and will receive a fee for such services and be reimbursed for our expenses. We will also receive a fee upon delivery of this opinion. Bear Stearns and its affiliates have been previously engaged by Riverside to provide certain investment banking and financial advisory services for which we received customary fees. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of Riverside for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

It is understood that this letter is intended solely for the benefit and use of the Board of Directors of Riverside and does not constitute a recommendation to the Board of Directors or any Shareholders of

ATLANTA | BEIJING | BOSTON | CHICAGO | DALLAS | DENVER | DUBLIN | HERZLIYA | HONGKONG | LONDON
LOS ANGELES | LUGANO | MILAN | NEW YORK | SAN FRANCISCO | SAN JUAN | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO

Riverside as to whether Shareholders should tender their shares pursuant to the Offer or how Shareholders should act in respect of any matter relating to the Offer. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in the Directors’ Circular to be distributed to the Shareholders. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Proposed Purchase Price is inadequate, from a financial point of view, to the Shareholders other than Tolko and its affiliates.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	Neil B. Morganbesser Senior Managing Director

ATLANTA | BEIJING | BOSTON | CHICAGO | DALLAS | DENVER | DUBLIN | HERZLIYA | HONG KONG | LONDON
LOS ANGELES | LUGANO | MILAN | NEW YORK | SAN FRANCISCO | SAN JUAN | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO

Please direct all inquiries to:

John Armstrong BMO Nesbitt Burns Inc. Tel. (604) 443-1448 John.Armstrong@bmonb.com	Steven Park Bear, Stearns & Co. Inc. Tel. (212) 272-5393 skpark@bear.com

EXHIBIT D

NOTICE OF WITHDRAWAL
OF
SHARES OF RIVERSIDE FOREST PRODUCTS LIMITED

TO:	CIBC MELLON TRUST COMPANY

	By Mail:	P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4

	By Hand or Courier:	Vancouver 16th Floor 1066 W. Hastings St. Vancouver, BC V6E 3X1	Toronto 199 Bay Street Commerce Court West, Securities Level Toronto, ON M5L 1G9

	By Facsimile:	416.643.3148

The undersigned is withdrawing                 common shares in the capital of Riverside Forest Products Limited (the “Shares”) deposited pursuant to Tolko Industries Ltd.’s offer to purchase the Shares dated August 31, 2004.

Share Certificate Number or Account Number on Ownership Statement	Registration as it appears on the Share Certificate or Ownership Statement	Number of Shares

Note: All shareholders must complete Section 1 below. In addition, any shareholder whose signature was guaranteed on the Letter of Transmittal or Notice of Guaranteed Delivery in respect of the Shares listed above must have Section 2 completed by the same Eligible Institution.

Section 1

Shareholder signature (must be the same person who signed the Letter of Transmittal / Notice of Guaranteed Delivery):

Date

Signature of Shareholder or Authorized Representative

Daytime telephone number of shareholder or Authorized Representative

Additional signatures for joint shareholders:

Signature of Shareholder or Authorized Representative

Name of Shareholder or Authorized Representative
(please print or type)

Section 2

Guarantee by Eligible Institution (only if required on Letter of Transmittal or Notice of Guaranteed Delivery):

Authorized Signature

Name (please print or type)

Title (please print or type)

Name of Firm (please print or type)

Telephone Number

Date